# MINT®

S TATEMENT O F FINANCIAL C O NDITI O N

Mint Brokers
December 31, 2020
With Report of Independent Registered Public Accounting Firm

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

### ANNUAL AUDITED REPORT
### FORM X-17A-5
### PART III

### FACING PAGE

| SEC FILE NUMBER |
| --- |
| 8-29616 |

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___

          MM/DD/YY             MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MINT BROKERS

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street

(No. and Street)

| New York | New York | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay                (212) 294-7849

                           (Area Code – Telephone Number)

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

| 5 Times Square | New York | New York | 10036-6530 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

| X | Certified Public Accountant |
| --- | --- |
|  | Public Accountant |
|  | Accountant not resident in United States or any of its possessions. |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2). SEC 1410 (11-05)*

# AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2020, is true and correct. I further affirm that neither the Partnership nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer

STATE OF NEW YORK  )
                                          SS.:
COUNTY OF NEW YORK  )

On this 26th day of February, 2021, Steven Bisgay, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.



Notary Public



This report contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ Computation of CFTC Minimum Net Capital Requirement.
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
- ☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.
- ☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant To Commission Regulation 30.7.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.



Ernst & Young LLP          Tel: +1 212 773 3000
5 Times square             Fax: +1 212 773 6350
New York, NY 10036-6530    ey.com

**EY**
Building a better
working world

## Report of Independent Registered Public Accounting Firm

To the Partners and Management of Mint Brokers

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2008.

February 26, 2021

<p style="text-align:center">Mint Brokers</p>

<p style="text-align:center">Statement of Financial Condition</p>

<p style="text-align:center">December 31, 2020</p>

<p style="text-align:center">*(In Thousands)*</p>

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,822 |
| Other assets | | 56 |
| Total assets | $ | 2,878 |

**Liabilities, Subordinated Borrowings and Partners' Capital**

| | | |
|---|---|---:|
| Payables to related parties | $ | 51 |
| Total liabilities | | 51 |
| Commitments and contingencies (Note 2) | | |
| Subordinated borrowings | | 1,000 |
| Partners' capital | | |
|    Limited partner | | 1,809 |
|    General partner | | 18 |
| Total partners' capital | | 1,827 |
| Total liabilities, subordinated borrowings and partners' capital | $ | 2,878 |

<p style="text-align:center">*See notes to the statement of financial condition*</p>

Mint Brokers

Notes to Statement of Financial Condition

December 31, 2020

*(In Thousands)*

**1. General and Summary of Significant Accounting Policies**

**Description of Business** – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a futures commissions merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"). The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, L.L.C., the Limited Partner (99%) and Mint Brokers Holdings II, L.L.C., the General Partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

**Basis of Presentation** – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Use of Estimates** – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

**Revenue Recognition** – The Partnership derives its revenues primarily through fees from related parties and interest income.

*Fees from Related Parties* – Fees from related parties consist of commissions for introducing customers to an affiliate. The Partnership earns a fee on each trade executed for a customer introduced to the affiliate by the Partnership. Revenue is recognized at a point in time on the trade date. Net cash settlements between affiliates are generally performed on a monthly basis.

*Interest Income* – The Company receives interest on cash held on deposit.

**Cash and Cash Equivalents** – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

**Income Taxes** – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected

**1. General and Summary of Significant Accounting Policies** *(continued)*

to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned directly by BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City and Pass-Through Entity ("PE") Tax in Connecticut, for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the income tax payments on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's income tax liabilities.

**Recently Adopted Accounting Pronouncements** – In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)— Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Subsequent amendments issued by the FASB during 2018 and 2019 in ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. and ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses* provided additional guidance with regards to the application of the credit losses standard. The amendments in ASUs No. 2018-19, 2019-04, 2019-05 and 2019-11 were required to be adopted concurrently with the guidance in ASU No. 2016-13. The Partnership

## 1. General and Summary of Significant Accounting Policies *(continued)*

adopted the standards on their required effective date beginning January 1, 2020 using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

**New Accounting Pronouncements**

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period if applicable, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for the Partnership beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Adoption of ASU 2019-12 is not expected to have a material impact on the Partnership's statement of financial condition.

In October 2020, the FASB issued ASU No. 2020-10, *Codification Improvements*. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The new standard became effective for the Partnership beginning January 1, 2021 and was applied using a modified retrospective method of transition. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

## 2. Commitments and Contingencies

**Legal Matters** – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2020, no such claims or actions have been brought against the Partnership.

**2. Commitments and Contingencies** *(continued)*

Legal reserves are established in accordance with U.S. GAAP guidance on ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

**Risk and Uncertainties** – Revenues for the Partnership are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

**3. Related Party Transactions**

Cantor and other affiliates provide the Partnership with administrative services, clearing and settlement services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2020, the Partnership was charged by Cantor for such services which the uncollected balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has a subordinated borrowing with an affiliate. See Note 8 – Subordinated Borrowings for further detail related to this transaction.

**4. Income Taxes**

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2020. As of December 31, 2020, the Partnership recorded a net deferred tax asset of $221, which consists primarily of net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes it is more-likely-than-not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2020, the Partnership provided a full valuation allowance of $221 against the net deferred tax asset.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2020. As of December 31, 2020, the Partnership did not accrue any interest or penalties. The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2008 through 2010 years. BGCP's U.S. federal

## 5. Regulatory Requirements

and state and non-UBT local tax returns are no longer subject to examination by tax authorities prior to 2017 and 2015, respectively.

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the basic method, which requires that minimum net capital, be the greater of $250 or 6 2/3% of aggregate indebtedness. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2020, the Partnership had net capital of $2,723, which was $1,723 in excess of its required net capital.

## 6. Revenues from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

**Contract Balances** – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership did not have receivables related to revenue from contracts with customers and any deferred revenue at December 31, 2020.

## 7. Off-Balance Sheet Risk

### *Guarantees*

The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

**7. Off-Balance Sheet Risk** *(continued)*

In addition, the Partnership has entered into non-financial guarantees on behalf of BGC. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

### *Credit Risk*

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk for the matched principal businesses.

The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

### *Principal Transaction Risk*

The Partnership executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

### *Market Risk*

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold

long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's

**7. Off-Balance Sheet Risk** *(continued)*

exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market. The Partnership's attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's financial condition for any particular reporting period.

### *Operational Risk*

In providing its array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

### *Foreign Currency Risk*

The Partnership is exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of the Partnership's revenues and expenses. In addition, changes in the remeasurement of the Partnership's foreign currency denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. Mint monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

### *Coronavirus Disease 2019 (COVID-19) Pandemic*

Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Partnership's financial

### 7. Off-Balance Sheet Risk *(continued)*

condition, the specific impact is not readily determinable as of the date of the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

### 8. Subordinated Borrowings

The Partnership has a subordinated borrowing with BGC Partners, L.P. of $1,000 as of December 31, 2020. The agreement provides for borrowings up to $5,000. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2022. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

### 9. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition were issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.